

Don Mastrangelo, Founder & CEO

- Seasoned CEO
- Successful Previous Exits
- Serial Entrepreneur
- Best-Selling Author (Sales)
- Has Invested $300,000 of Personal Cash
- Had a Personal Desire to Create a Better WorkSpace

parlay café
WORK | MEET | GATHER

Since 1985, Don Mastrangelo has built dozens of highly successful sales armies for well-known organizations such as Harte-Hanks Direct Marketing, AlphaGraphics, and Trimble Navigation has started no less than eighteen of his own entrepreneurial companies in fields ranging from newspaper publishing, telecommunications, printing, advertising, residential construction and land development, digital signage and GPS Tracking. Don has shared his Ready, Set, Sell! sales methodology with notable firms such as Gannett, Nextel, Salesforce.com, and many other organizations. He was selected as a Salesforce.com "Hero" for implementation and has been a regular presenter at the Salesforce.com "DreamForce" annual convention. His #1 Bestselling book "Ready, Set, Sell! – How to Get From ZERO to Sales HERO in 90 Days" has been endorsed by some of the sales industry's top authors, including Brian Tracy (author of The Psychology of Selling) and Jeffrey Gitomer (author of The Sales Bible and The Little Red Book of Selling). Don resides in Aguanga, CA in a unique residential airpark setting where he lives with his airplanes and pursues his passion for recreational flight every day.



Annette Rogers, Store Design

Annette Rogers has over 20 years in the Interior Design Industry, 10 of those years she spent in the Commercial Design world working on many large projects such as Allergan corporate offices in Irvine CA, Newport Mesa School District, Edwards Theaters Newport Beach, and many schools and other public works. She is one of the only Interior designers that is Certified NCIDQ in the state of California in this area.

She has been published in Interior Design and Architectural magazines such as Architectural Record and San Diego Home and Gardens. Annette is excited and passionate about all things related Interior design. Her clients love her passion and her down to earth attitude about design.

Annette holds a Bachelors of Architecture Degree from Cal Poly and an Interior Design Degree from F.I.D.M.(Fashion Institute of Design & Merchandising).



Kristal Nanci, Branding and Marketing

For over 19 years, Kristal Nanci has worked as a marketing specialist; providing creative direction, graphic design and printing for clients throughout the US. After Receiving her Bachelor of Science in Graphic Design she went on to open her own creative marketing studio based in the Temecula Valley. She is passionate about helping others and is fulfilled to see how her expertise truly helps businesses to achieve their marketing and communication goals.

Kristal has helped multiple franchise and company chain operations to achieve branding identity and consistency.



Greg Preite, Marketing and Advertising

Greg graduated from Willamette University in Salem, Oregon and after receiving his Master's Degree from the University of Southern California began his professional career as a Physical Therapist and then went on to have success in the mortgage industry. In 2008, Greg launched a retail store and online business in Orange County, California and soon thereafter began training other online store owners to become successful and profitable. He completed two years of study and training from the Internet Marketing, Mentoring, and Coaching Center in Vancouver, British Columbia, graduated from Ghostwriter Certification Training in the Spring of 2011, and has published a book on internet marketing.



Elizabeth Cahue, Human Resources

Elizabeth has a substantial background in Business Administration and Human Resources with over a decade of experience in the HR industry. Elizabeth comes from a background from administering PEO companies, which broadened her knowledge and skillset in a variety of business industries. Elizabeth developed a vision to help businesses to grow successfully and help them establish and develop a strong HR platform to reduce liability and maintain a balance between employer and employees.



Mahlon Tobias, Site Selection & Leasing

Mahlon is a graduate of the University of California, Riverside. For more than twelve years he has worked in commercial real estate and brought to that experience to top-tiered business-to-business transactions. Over the past few years Mahlon has been directly involved in building and land sales in excess of $150 M. Mahlon has separated himself from the pack by subscribing to a work smart ethic and surrounding himself with motivated forward thinkers. His client relationships have spanned over a decade and he is dedicated to advising his clients with a "big picture" approach rather than a transaction focused mentality.